June 26, 2009
Via Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mellissa Campbell Duru
Re:	Aspect Medical Systems, Inc. Schedule TO-I filed June 8, 2009 (File No. 5-59557) (the “Original TO”)
Dear Ms. Duru:
     We are writing on behalf of our client, Aspect Medical Systems, Inc. (“Aspect” or the “Company”). We refer you to: (1) our supplemental response letter dated June 22, 2009 which was furnished in response to the comments of the staff of the SEC (the “Staff”) set forth in the letter to me, dated June 16, 2009, from Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions (the “Letter”) and in our conversation with Ms. Duru on June 18, 2009, and (2) our subsequent conversation with Ms. Duru on June 25, 2009 (the “Conversation”).
     In response to Ms. Duru’s additional oral comments during the Conversation, we are writing to confirm as follows:
     1. We have filed today an Amendment No. 1 (“Amendment”) to the Original TO in response to the Letter and the Conversation.
     2. In response to the Conversation, the Company has further revised the offer in order to set forth additional information regarding the conference call to be held with offerees on the expiration date. Please see Sections “Summary Term Sheet — Questions And Answers — Q7. How many shares will I be able to acquire upon the exercise of my new options?” and “Section 8. Source and Amount of Consideration; Terms of New Options” of the Offer to Purchase appended to the Amendment.
     3. In response to the Conversation, the Company has further revised the offer to extend the period in which the offer shall remain open. As so revised, the expiration date of the offer will be ten business days from the date of filing of the Amendment (July 10, 2009).
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing       Berlin      Boston      Brussels      London      Los   Angeles       New   York      Oxford      Palo   Alto      Waltham      Washington

Securities and Exchange Commission
June 26, 2009

     Please do not hesitate to telephone the undersigned at 617-526-6832 if you have any questions regarding this letter, the Amendment or any related matters.

Very truly yours,
/s/ Susan W. Murley
Susan W. Murley

cc:	Nassib G. Chamoun President and Chief Executive Officer Aspect Medical Systems, Inc.